12010136

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8 – 67180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

THE GAUSSIAN GROUP, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2 RECTOR STREET - Suite 306

NEW YORK,	**NEW YORK**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRA LEE, Managing Member **(212) – 964 - 5543**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CM
AB 3/19
SP 3/21/12

OATH OR AFFIRMATION

I, *IRA LEE*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
THE GAUSSIAN GROUP, LLC, as of DECEMBER 31, 2011,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X
Signature

MANAGING MEMBER
Title

X
Notary Public

Patricia Thompson
Notary Public, State Of New York
No. 01TH 6151513
Qualified In Kings County
My Commission Expires August 21, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

SEC
Mail Processing
Section

February 25, 2012 FEB 28 2012 60

U. S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 'F' Street, NE
Washington, D.C. 20549

Washington, DC
123

Gentlemen:

We are pleased to enclose a 'certified' copy of the audited Financial Statements with **"Independent Auditors' Comments"**, prepared by us on behalf of our client, ***THE GAUSSIAN GROUP, LLC,*** as of and for the year ended ***DECEMBER 31, 2011.***

Please note that the report is marked **"Confidential"**, so that the information contained therein is kept confidential. We have included a separate copy of the **'Statement of Financial Condition'** for all other general purposes.

Also included is the auditors' **SIPC** report (**where applicable**), for your use.

Will you be kind enough to acknowledge receipt of the above to us, using the enclosed envelope.

Kind Regards,

Very truly yours,

Lerner & Sipkin, CPAs, LLP

Enclosures,

Received by (stamp)________________________

Date and time received________________________

Printed name and signed by____________________

THE GAUSSIAN GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

THE GAUSSIAN GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 39,958
Due from broker	1,237,119
Securities owned - at market (Note 3)	287,884
Due from member (Note 4)	40,000
Fixed assets, net of accumulated depreciation of $68,002 (Note 2(d))	46,937
Other assets	60,849
Total assets	$ 1,712,747
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market (Note 3)	$ 230,278
Accounts payable and accrued expenses	58,938
Total liabilities	289,216
Commitments and Contingencies (Notes 5 and 6)	
Members' equity (Note 7)	
Members' Capital	1,423,531
Total liabilities and members' equity	$ 1,712,747

The accompanying notes are an integral part of this statement.

THE GAUSSIAN GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1 - Nature of Business

The Gaussian Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of NYSE-Arca, Nasdaq OMX, Nasdaq BX (Boston), BATS, BATS-Y, Direct Edge EDGA and Direct Edge EDGX.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

Organization expense is recorded at cost and is amortized in accordance with the straight-line method over 5 years.

e) ***Fair Value Measurements***

The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Note 2 - Summary of Significant Accounting Policies (continued)

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities (owned)	$287,884	$287,844	$-0-	$-0-
Equities (sold short)	$230,278	$230,278		

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

g) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2011 and February 17, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Securities Owned – At Market Value

Marketable securities owned consist of securities at quoted market values, as illustrated below:

	Owned	Sold not yet Purchased
Equities	$287,884	$230,278
	$287,884	$230,278

Note 4- Due from Member

The amount due from a member is non-interest bearing and has no fixed repayment terms.

Note 5- Commitments and Contingencies

Office Lease
The Company rents office space pursuant to a month-to-month lease agreement at $1,013 per month.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Pursuant to a Joint Back Office ("JBO") Participant Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and clearing member monitor collateral on the securities transactions introduced by the Company.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $1,208,816 which was $1,108,816 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.72%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
The Gaussian Group, LLC
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of The Gaussian Group, LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Gaussian Group, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2012